Exhibit 99.4
Double
Cameco aims to double uranium production by 2018.

cameco.com > Keywords > Strategy
OUR BUSINESS STRATEGY
Today’s position of strength enables tomorrow’s path of growth. At Cameco, we are building on our base of large, high-grade uranium reserves to generate increased value for our stakeholders.
With growing global demand for energy, Cameco continues to build toward our vision of being a dominant nuclear energy company — as a supplier, partner, investment and employer of choice in the nuclear industry.
Our focus has never been more clear. With a mandate to double annual uranium production by 2018, we intend to capture greater value from our low-cost and geographically diverse asset base.
We can achieve this by increasing production at existing mines and developing new deposits under our control. In addition, we will be assessing acquisitions that could add to our asset base.

“Our strategies are designed to capitalize on our greatest strengths: the volume of high-grade uranium we can produce and the value we can provide through our fuel services activities.”

JERRY GRANDEY,
PRESIDENT & CEO

From Canada to Kazakhstan and the United States to Australia, we are exploring opportunities around the world to build on our core strengths in uranium production.
This increased production will help us meet growing demand from customers around the world.
More than Mining
Cameco’s growth strategy stretches from production to processing. As we move towards 40 million pounds of annual production, we are also investing in our fuel services business to support our overall growth in the nuclear energy industry.
Fuel services enables us to serve customers and capture synergies in the uranium fuel cycle. With a focus on cost competitiveness, we strive to optimize production and search for innovation — including laser enrichment technology — to support the continuing development of our business.

cameco.com > Keywords > Financial Results
FINANCIAL SUMMARY

Five-Year Financial Summary

Dollars are expressed in $Cdn millions
except prices and per share amounts.	2009	2008	2007	2006	2005

Operations

Revenue	$2,315.0	$2,182.6	$1,904.8	$1,417.6	$900.6

Adjusted net earnings[1,2]	582.0	589.2	572.1	273.7	208.5

Net earnings[1]	1,099.4	450.1	416.1	375.7	215.5

EBITDA	1,136.7	929.1	586.2	447.7	376.8

Cash provided by operations	690.1	529.6	755.9	326.8	176.1

Capital expenditures	392.7	531.1	362.1	338.9	243.5

Financial Position
Total assets	$7,342.1	$7,010.6	$5,371.4	$5,140.4	$4,772.8

Total debt	1,041.2	1,313.0	725.9	704.6	858.8

Shareholders’ equity	4,843.8	3,513.6	2,743.9	2,741.4	2,363.6

Financial Ratios
Current ratio (current assets/current liabilities)	3.3:1	1.5:1	1.9:1	2.7:1	2.4:1

Return on common shareholders’ equity	26%	14%	15%	15%	10%

Net debt to capitalization	n/a3	26%	18%	12%	9%

Cash from operations/total net debt	n/a3	42%	127%	88%	75%

Production (Cameco’s Share)
Uranium production (million lbs U3 O8)	20.8	17.0	19.8	21.0	21.2

Fuel services (million kgU)	12.3	8.3	12.9	15.4	11.4

Production (100% Basis)
Electricity generation (terawatt hours)[4]	24.6	24.7	25.3	25.8	30.8

[1]	Attributable to common shares.

[2]	Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results.

[3]	Not applicable.

[4]	Represents 100% of output from Bruce Power Limited Partnership (Cameco has a 31.6% interest in Bruce Power).

cameco.com > Keywords > Mining	cameco.com > Keywords > Exploration
URANIUM PRODUCTION
Cameco has a plan for growth —
Fuelled from diverse sources.
With 479 million pounds of proven and probable U3O8 reserves, Cameco has the potential to “Double U” by 2018.
To achieve this, we have undertaken a number of long-term projects, recognizing that the work we complete today will prepare us for the growth in demand that is anticipated in the years ahead.
Our project timelines will vary according to location, but each project will follow a clear development plan with measurable milestones that will demonstrate our progress toward our long-term goal.
McArthur River Mine
Northern Saskatchewan, Canada
McArthur River, the world’s largest, high-grade uranium mine, with an average ore grade of 19.5% — more than 100 times the world average — is transitioning from the current mining area to new orebodies that promise to sustain mining and milling at Key Lake for years to come.
Cigar Lake Project
Northern Saskatchewan, Canada
Cigar Lake, with an average ore grade of 17%, is expected to add an additional nine million pounds of uranium production for Cameco, once remediation and construction efforts are complete.

Inkai Project
Republic of Kazakhstan
Inkai in Kazakhstan boosted Cameco’s production by more than one million pounds in 2009. We are targeting our share of future production to increase to 5.7 million pounds from blocks one and two.
Rabbit Lake Operation
Northern Saskatchewan, Canada
Rabbit Lake, which has been producing uranium for three decades, has seen its reserve base expanded, providing two additional years of production. The Rabbit Lake mill is also expected to process about half of the uranium mined from Cigar Lake.

 Existing production    Under development    Potential

cameco.com > Keywords > Fuel and Power
FUEL SERVICES AND ELECTRICITY
Proven & Probable U3O8 Reserves
479 million lbs
Smith Ranch-Highland Operation
Wyoming, US
Crow Butte Operation
Nebraska, US
Smith Ranch-Highland and Crow Butte are long-established in situ recovery uranium mining facilities; both are slated for expansion.
Kintyre Project
Western Australia
Kintyre, 70% owned by Cameco, represents an advanced uranium exploration project in Western Australia that further expands the company’s portfolio of quality uranium assets, adding potential for low-cost production and diversifying geographic reach and deposit types.

Millennium Project
Northern Saskatchewan, Canada
The Millennium project represents a potential new uranium mine that could take advantage of milling capacity at Key Lake.
Port Hope Conversion Facility
Ontario, Canada
Cameco’s Port Hope conversion facility produces both UF6 and UO2, which, after further processing, is used exclusively for the generation of clean electricity by nuclear power plants around the world.
Beyond uranium mining and milling, Cameco has assembled a portfolio of vertically integrated operations, including about 35% of the western world’s uranium fuel conversion capacity, Candu fuel manufacturing capacity and a 31.6% interest in nuclear electricity generation through the Bruce Power Limited Partnership in Ontario.

cameco.com > Keywords > Customers	cameco.com > Keywords > Careers	cameco.com > Keywords > Sustainability
RELIABLE REVENUE STREAMS
Cameco’s customers, utilities that provide baseload electricity, continue consuming uranium through good times and bad.
Our customers have solid credit ratings, are located in stable countries where plants are often government-owned or where rate structures are regulated, and are often looking to increase their capacity to generate clean electricity. Many Cameco contracts include floor price protection against decreases in market price, while retaining exposure to future price increases. The result is relatively predictable revenue with significant upside.
PURSUING EXCELLENCE
Cameco is focused on safety, operational excellence and environmental leadership as strategic imperatives in doubling annual uranium production. Our success in these areas is closely connected to our ability to deliver strong and sustainable financial performance.
Cameco’s Four Measures of Success
•	A Safe, Healthy and Rewarding Workplace

•	A Clean Environment

•	Supportive Communities

•	Outstanding Financial Performance
The safety of people and protection of the environment are the foundation of our corporate values.
Initiatives such as the Cameco Environmental Leadership Awards unleash the creative potential of our employees to drive advances in environmental performance.
Cameco values the contribution of every employee, with a realization that recruiting and retaining the best people drives Cameco’s success.
Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically. That includes sharing the benefits of resource production and building enduring and sustaining partnerships. Cameco is one of Canada’s leading employers of First Nations and Metis people, bringing employment and economic opportunity to growing communities.
Giving back through community investment is demonstrated through a variety of initiatives. Cameco is committed to donating 1% of after-tax net earnings to projects related to youth, education and literacy, health and wellness and community development.

INVESTOR INFORMATION
Common Shares
Toronto (CCO) | New York (CCJ)
Transfer Agents and Registrars
For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:

In Canada:	In the United States:
CIBC Mellon Trust Company	BNY Mellon Shareowner Services
P.O. Box 7010	480 Washington Blvd.
Adelaide Street Postal Station	Jersey City, New Jersey 07310
Toronto, Ontario M5C 2W9	U.S.A.
Canada
Telephone:
1-800-387-0825 (toll-free within Canada and the United States)
OR
1-416-643-5500 (from any country other than Canada and the United States)
Fax:
1-416-643-5501 (all countries)
cibcmellon.com/investorinquiry
Annual Meeting
The annual meeting of shareholders of Cameco Corporation is scheduled to be held on Wednesday, May 26, 2010, at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan.
Dividend Policy
The board of directors has established a policy of paying a quarterly dividend of $0.07 ($0.28 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors. Inquiries
Cameco Corporation
2121 — 11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200          Fax: 306-956-6201
We are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include our statements about our aim to double our annual uranium production by 2018 and how we expect to achieve this goal, our statement that our customers and contracting strategy provide relatively predictable revenue with significant upside, and other statements using words such as “intend”, “can”, “will”, “strive”, “slated”, “potential”, “could”, “promise”, “expected” and “targeting”. It is important to understand that these statements represent our current views, and can change significantly. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our current annual MD&A, including under the heading “About forward-looking information”. In particular, we have made assumptions about 2018 production levels at our existing mines, and assumptions about the development of mines that are not operating yet and their 2018 production levels. If an assumption about one or more mines proves to be incorrect, we will not reach our 2018 target production level unless the shortfall can be made up by additional production at another mine. The material risks that could prevent us from reaching our target include the risks that we may not be able to maintain or increase production levels at McArthur River or Inkai, there are further delays in reaching full production levels at Cigar Lake, development of Kintyre is delayed because of political, regulatory or Aboriginal issues, we cannot move ahead with production at the Kintyre or Millennium projects, lack of milling capacity, uranium prices or development and operating costs make it uneconomical to develop projects under consideration and disruption in production or development due to natural phenomena, labour disputes, political risks or other development and operating risks. Information of a scientific and technical nature concerning Cigar Lake, McArthur River and Inkai was prepared under the supervision of Alain Mainville, P. Geo., Cameco’s director, mineral resources management, who is a qualified person for the purpose of NI 43-101.
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